Exhibit 99.5

MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF COMPLEX NETWORKS

References in this section to “we,” “our,” “us” and the “Company” generally refer to CM Partners, LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled "Risk Factors" and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

The Company is a leading global youth entertainment network in the pop culture categories including streetwear and style, food, music, sneakers and sports. We rank as one of the leading entertainment verticals amongst streaming entities in the United States and have established ourselves as a premium video publisher for the demographic of men between the ages of 18 to 34. Our brands include: “Complex”, “First We Feast”, “Sole Collector”, “Pigeons & Planes”, Complex SHOP, ComplexCon and ComplexLand. Each of our brands is comprised of digital content that is displayed on our website and with our partners, which include platforms like Facebook, Instagram, Snapchat, Twitter, YouTube, TikTok and Twitch. Some of our popular video series, such as Hot Ones, Sneaker Shopping, Full Size Run, The Burger Show, and Sneakerheads, continue to demonstrate success with our audience and partners.

We view our business across passion categories, which are specific content verticals within culture and entertainment that are impactful to our target demographics. Categories in which we currently participate and are viewed as an authoritative brand include, but are not limited to, hip-hop, pop, streetwear, sneakers, art & design, and independent music. In general, we establish our authority by publishing premium content under our brands, creating passionate communities across multiple media platforms.

Our business generates revenue across three streams: advertising, content distribution, and e-commerce and other. Advertising revenue is generated from the delivery of advertising-supported content across major social media platforms, including our own platform complex.com. Our content distribution revenue includes the sale of customized content campaigns for brands as well as licensing revenue or distribution fees for owned IP content. This premium, original content is commissioned, distributed and licensed by various streaming services. We also generate content revenue through our agency and consulting services by developing white label content and products for customers. E-Commerce and other revenue is derived by delivering bespoke retail and educational programs and merchandise transactions which represent a direct extension of our brand and are additional qualitative indicators of brand equity as well as revenue generated by our events. Events are held in live, virtual or hybrid formats and involve the packaging of compelling content and delivery to consumers in an immersive way that brings together pop culture, music, art, food, style, sports, innovation, activism, education, exclusive merchandise drops, panel discussion, and music performances.

We continue to evaluate our existing brands and content as we leverage our existing business into new brands, categories, and geographical locations. Our premium content has enabled us to build communities that provide our users with impactful content and products that span across a variety of verticals. This allows us the ability to expand into different categories that are unique and valued by our users.

Recent Developments

COVID-19

While we continue to see more normalization and recovery in our advertising business, we continue to experience the impacts of COVID-19 in our premium production business due to COVID-19 restrictions. The full extent of the future impact of the COVID-19 pandemic on our operational and financial performance is currently uncertain and will depend on many factors outside our control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, the imposition or removal of protective public safety measures, and the impact of the pandemic on the global economy and consumer demand.

Acquisition by BuzzFeed

On June 24, 2021, BuzzFeed entered into the Merger Agreement by and among 890, Merger Sub I, Merger Sub II, and BuzzFeed. Pursuant to the Merger Agreement, Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890, BuzzFeed will then merge with and into Merger Sub II with Merger Sub II being the surviving company of the second merger.

In connection with the Two-Step Merger, and pursuant to the C Acquisition Purchase Agreement, BuzzFeed agreed to acquire 100% of the outstanding membership interests of the Company in exchange for approximately $200.0 million in cash and 10 million shares of New BuzzFeed Class A common stock. Closing of the transaction is contingent on the closing of the Two-Step Merger.

Components of Results of Operations

The Components of Results of Operations section describes how we define the significant components of revenues and expenses. The fluctuations of these segments are further discussed in the Results of Operations section included within this prospectus.

Revenue

Advertising

We generate advertising revenue from advertisements placed on our owned and operated sites as well as through third-party sites with which we partner. Our advertising revenue is primarily generated from direct display advertising campaigns and programmatic exchange-based advertisements.

Content Distribution

We generate content distribution revenue through premium licensing arrangements and third-party brand partnerships. Under our premium licensing agreements, we deliver content in the form of scripted and unscripted episodic shows, game shows, short-form videos, and podcasts either from our library of existing content or through the creation of new content.

E-Commerce and Other

We generate e-commerce revenues through the sale of products, primarily through partnership programs with product manufacturers, the delivery of retail and educational programs, as well as through platforms and marketplaces that enable e-Commerce transactions. E-Commerce revenue earned through partnership programs is recognized on a net basis, as our partners incur the direct costs of fulfillment. Additionally, we generate other revenues from the production of live and virtual events such as ComplexCon and ComplexLand.

Costs of Revenue

Costs of revenue primarily consists of production costs (including talent expenses, advertising related fees and event-related expenses), third-party partnerships costs for content creation and delivery, as well as personnel-related costs for employees dedicated to producing branded content and programmatic advertising.

Operating Expenses

Selling and Marketing

Selling and marketing expenses consist primarily of commissions for our employees engaged in sales and sales support along with business development costs related to new brand positioning and marketing initiatives.

General and Administrative Expenses

General and administrative (“G&A”) expenses include expenses for outside professional services such as legal, accounting, audit and other consulting, as well as other administrative costs such as rent, software-related expenses, insurance, and other overhead expenses not directly related to generation of revenue. Non-recurring professional fees and other costs related to contemplated transactions are included within G&A expenses.

Employee Related Costs

Employee related costs include personnel costs for employees not directly engaged in producing branded content and programmatic advertising, consisting of salaries, bonuses, benefits, and travel and entertainment expenses.

Depreciation and Amortization

Depreciation and amortization expenses include depreciation of property and equipment, amortization of capitalized software, and amortization of definite-lived intangible assets, including trademark, domain names and customer relationships.

Interest Expense (Income), net

Interest expense (income), net includes interest expense accrued on funds borrowed from our line of credit, as well as income generated from cash held in interest-bearing overnight sweep accounts and commercial money market accounts used to collateralize our line of credit.

(Benefit) Provision for Income Taxes

Benefit for income taxes consists of federal, state and local income taxes in the United States, and deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Results of Operations

Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	Three Months Ended September 30,
	2021	2020	$ Change	% Change
Revenue (including related party revenue of $0 and $6,350, respectively)	$31,172	$28,592	$2,580	9%

Costs and expenses
Cost of revenue	15,618	12,686	2,932	23
Selling and marketing	900	316	584	185
General and administrative	4,612	3,215	1,397	43
Employee related costs	11,575	11,461	114	1
Depreciation and amortization	2,646	2,423	223	9
Total costs and expenses	35,351	30,101	5,250	17
Loss from operations	(4,179)	(1,509)	(2,670)	(177)
Other (income) expense
Interest expense (income), net	37	(1)	38	NM
Loss before income taxes	(4,216)	(1,508)	(2,708)	(180)
(Benefit) provision for income taxes	(1,074)	876	(1,950)	NM
Net loss	$(3,142)	$(2,384)	$(758)	(32)%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	Three Months Ended September 30,
	2021	2020
Revenue	100%	100%

Costs and expenses
Cost of revenue	50	44
Selling and marketing	3	1
General and administrative	15	11
Employee related costs	37	40
Depreciation and amortization	8	8
Total costs and expenses	113	104
Loss from operations	(13)	(4)
Other (income) expense
Interest expense (income), net	-	-
Loss before income taxes	(13)	(4)
(Benefit) provision for income taxes	(3)	3
Net loss	(10)%	(7)%

Revenue

The following table sets forth revenue by category for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, and the percentage increase or decrease between those periods (in thousands):

	Three Months September 30,
	2021	2020	$ Change	% Change
Advertising	$14,517	$12,018	$2,499	21%
Content distribution	16,090	16,045	45	-
E-Commerce and other	565	529	36	7
Total revenue	$31,172	$28,592	$2,580	9%

Advertising Revenue

The 21% increase in advertising revenue in the third quarter of 2021 was primarily due to a $1.2 million and $1.9 million increase in transactional and direct video display campaigns, respectively, reflecting increases in sales of products through our diversified ad sales offerings as well as increased demand, given the overall upswing in the advertising market when compared to the same period in 2020, which was negatively impacted by COVID-19. This was partially offset by a $0.6 million decrease in revenue from our programmatic and international partners.

Content Distribution Revenue

Content distribution revenue in the third quarter of 2021 was flat compared to the third quarter of 2020, driven by $7.5 million of revenue growth due to higher demand for higher priced custom content, as brands were looking to convey a strong connection with consumers post COVID-19, mostly offset by a reduction of $6.4 million of revenue related to the delivery of premium customized content, in accordance with the partial termination of a multi-year premium licensing agreement with a related party. In addition, revenue from our premium licensing content pipeline decreased by $1.1 million. Included within content distribution revenue was $nil and $6.4 million of revenue from our partially terminated premium licensing agreement with a related party for the three months ended September 30, 2021 and 2020, respectively.

E-Commerce and Other Revenue

The 7% increase was primarily driven by an increase in royalty revenue from the sales of hot sauce through our retail partnership.

Cost of Revenue

The $2.9 million increase in cost of revenue was primarily driven by $2.6 million increased production costs and $1.4 million personnel-related costs related to the production of our content. This was partially offset by a decrease of $1.1 million in third-party partnerships costs.

Selling and Marketing

The increase was primarily driven by $0.8 million of higher commissions earned on increased direct sales of products to our customers across advertising and content distribution. This was partially offset by a $0.2 million decrease in marketing business development expenses, as compared to the prior year.

General and Administrative

The $1.4 million increase was primarily driven by a $1.9 million increase in consulting and professional fees related to the proposed sale of the Company to BuzzFeed, partially offset by a $0.5 million decrease in office expenses and legal fees.

Employee Related Costs

The $0.1 million increase was primarily driven by a $2.3 million increase in payroll and benefits expense due to merit increases partially offset by a $2.2 million decrease from the capitalization of personnel related costs related to the production of our content assets.

Depreciation and Amortization

The $0.2 million increase in depreciation and amortization expense was primarily the result of additions of property, equipment and capitalized software during the period, partially offset by assets that were fully depreciated during the period.

Interest Expense (Income), net

The increase was primarily driven by increased interest expense due to the accrued interest on funds drawn from the line of credit in the second quarter of 2021, in addition to lower interest income generated from interest-bearing cash balances, including the restricted cash that collateralized our line of credit which was cancelled in the second quarter of 2021.

(Benefit) Provision for Income Taxes

The $2.0 million decrease in income tax provision was primarily due to the increase in the pre-tax loss for the third quarter of 2021 compared to 2020, the proportion of forecasted income earned to date for the respective periods and the income tax benefit related to state taxes.

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenue (including related party revenue of $0 and $22,625, respectively)	$84,256	$86,819	$(2,563)	(3)%

Costs and expenses
Cost of revenue	41,500	47,196	(5,696)	(12)
Selling and marketing	2,874	1,244	1,630	131
General and administrative	14,800	9,798	5,002	51
Employee related costs	36,252	32,649	3,603	11
Depreciation and amortization	7,642	7,269	373	5
Total costs and expenses	103,068	98,156	4,912	5
Loss from operations	(18,812)	(11,337)	(7,475)	(66)
Other (income) expense
Interest expense (income), net	58	(47)	105	NM
Loss before income taxes	(18,870)	(11,290)	(7,580)	(67)
Benefit for income taxes	(4,202)	(2,924)	(1,278)	44
Net loss	$(14,668)	$(8,366)	$(6,302)	(75)%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	Nine Months Ended September 30,
	2021	2020
Revenue	100%	100%

Costs and expenses
Cost of revenue	49	54
Selling and marketing	3	1
General and administrative	18	11
Employee related costs	43	38
Depreciation and amortization	9	8
Total costs and expenses	122	112
Loss from operations	(22)	(12)
Other (income) expense
Interest expense (income), net	-	-
Loss before income taxes	(22)	(12)
Benefit for income taxes	(5)	(3)
Net loss	(17)%	(9)%

Revenue

The following table sets forth revenue by category for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, and the percentage increase or decrease between those periods (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Advertising	$40,634	$31,394	$9,240	29%
Content distribution	38,401	53,613	(15,212)	(28)
E-Commerce and other	5,221	1,812	3,409	188
Total revenue	$84,256	$86,819	$(2,563)	(3)%

Advertising Revenue

For the nine months ended September 30, 2021, advertising revenue increased 29% driven primarily by increases of $5.9 million and $3.4 million in transactional and direct video display campaigns, respectively, reflecting increased sales of higher priced products through our diversified ad sales offerings as well as increased demand, given the overall upswing in the advertising market when compared to the same period in 2020, which was negatively impacted by COVID-19. We also benefitted from a $0.3 million increase in advertising from our international partners. These increases were partially offset by a $0.6 million decrease in programmatic advertising revenue from the loss of a partner site in the fourth quarter of 2020.

Content Distribution Revenue

The decrease of $15.2 million, or 28%, in content distribution revenue for the nine months ended September 30, 2021 compared to the same period in 2020 was primarily due to a decrease of $22.6 million in revenue related to the delivery of premium content, in accordance with the partial termination of a multi-year premium licensing agreement with a related party. Included within content distribution revenue was $nil and $22.6 million of revenue from our partially terminated premium licensing agreement with a related party for the nine months ended September 30, 2021 and 2020, respectively. In addition, licensing revenue decreased $10.6 million, primarily related to the delivery of Hot Ones: The Game Show in 2020, which did not have comparable revenue in 2021. These decreases were partially offset by $18.0 million of additional revenue in 2021 driven by an increase in demand for higher priced custom content as COVID-19 restrictions have eased in 2021 compared to 2020.

E-Commerce and Other Revenue

The increase was primarily driven by increased revenue of $3.4 million from our ComplexLand event, which was held in the second quarter of 2021 while no events were held during the nine months ended September 30, 2020.

Cost of Revenue

The decrease in cost of revenue was primarily driven by the absence of production costs related to the timing of our partially terminated multi-year licensing agreement with a related party. In addition, video productions costs decreased compared to the nine months ended September 30, 2020, which included $7.8 million of costs related to the release of Hot Ones: The Game Show. This decrease was partially offset by increases in cost of sales related to increased advertising revenue as well as incremental costs for the ComplexLand event held in the second quarter of 2021. Included within cost of revenue was $nil and $10.3 million of cost from our partially terminated premium licensing agreement with a related party for the nine months ended September 30, 2021 and 2020, respectively.

Selling and Marketing

The $1.6 million increase was primarily driven by $2.2 million of higher commissions earned on increased direct sales of products to our customers across advertising and content distribution. This was partially offset by a $0.5 million decrease in marketing business development expenses, as compared to the prior year.

General and Administrative

The $5.0 million increase was primarily driven by a $5.9 million increase in consulting and professional fees related to the proposed sale of the Company to BuzzFeed. This increase is partially offset by a $0.8 million decrease in office expense and legal fees.

Employee Related Costs

The $3.6 million increase was primarily driven by $6.0 million of increased payroll and benefits expense due to merit increases, incentive compensation and 401k employer match payments, partially offset by a $2.2 million decrease from the capitalization of personnel-related costs related to the production of our content assets and a $0.2 million decrease in travel and entertainment costs primarily in the first quarter of 2021.

Depreciation and Amortization

The $0.4 million increase in depreciation and amortization expense was primarily the result of additions of property, equipment and capitalized software through the third quarter of 2021, partially offset by assets that were fully depreciated through the third quarter of 2021.

Interest Expense (Income), net

The increase was primarily driven by increased interest expense due to the accrued interest on funds drawn from the line of credit in the second quarter of 2021, in addition to lower interest income generated from interest-bearing cash balances, including the restricted cash that collateralized our line of credit which was cancelled in the second quarter of 2021.

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(Benefit) Provision for Income Taxes

The $1.3 million increase in income tax benefit was primarily due to the increase in the year-to-date pre-tax loss for the third quarter of 2021 compared to 2020, as well as the proportion of forecasted income earned to date for the respective periods.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We define Adjusted EBITDA as net (loss) income adjusted for (i) income tax provision (benefit), (ii) interest expense (income), (iii) depreciation and amortization, and (iv) certain other non-cash or non-recurring items impacting net (loss) income.

We believe that Adjusted EBITDA provides useful information for investors because it allows investors to view performance in a manner similar to the method used by our management. There are limitations to Adjusted EBITDA and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations or net income (loss) that we have reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended September 30		Nine Months Ended September 30,
	2021	2020	2021	2020
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(3,142)	$(2,384)	$(14,668)	$(8,366)
Add (deduct):
Interest expense (income)	37	(1)	58	(47)
Depreciation and amortization	2,646	2,423	7,642	7,269
(Benefit) provision for income taxes	(1,074)	876	(4,202)	(2,924)
Transaction costs (1)	1,866	-	5,860	-
Adjusted EBITDA	$333	$914	$(5,310)	$(4,068)

(1)	Consists of legal, advisory, and consulting costs incurred in connection with the proposed sale of the Company to BuzzFeed.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from the operations of our core business and the potential to borrow under existing or future revolving lines of credit. We maintain our cash and restricted cash in domestic bank accounts which may at times exceed federally insured limits. We believe that our existing cash balance, together with cash generated from our core business operations and amounts available under existing or future revolving lines of credit will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of selling and marketing activities, the continuing market acceptance of our advertising platform and other platform services, as well as overall economic conditions. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

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Our primary uses of cash include production of content and advertising campaigns, personnel-related costs, and selling and marketing costs. Cash payment terms for content production have historically been in line with the amortization period. Investments in original content, and in particular content that we produce and own, require more cash upfront relative to licensed content. For example, production costs are paid as the content is created, well in advance of when the content is available to monetize.

In addition to our primary uses of cash above, our principal commitments consist of operating leases for two locations (New York and Los Angeles). In May 2021, our Los Angeles lease reached the end of its term and was not renewed. The remaining term of our operating lease in New York consists of payments totaling approximately $22.3 million due over the next four years.

Sources and Uses of Cash

The following table sets forth the major components of our Consolidated Statements of Cash Flows for the periods presented (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net loss	$(14,668)	$(8,366)
Net cash (used in) operating activities	(9,326)	(9,619)
Net cash (used in) investing activities	(1,127)	(572)
Net cash provided by (used in) financing activities	5,000	(5,000)

Operating Activities

For the nine months ended September 30, 2021 and 2020, cash used in operating activities consisted of the net loss adjusted for certain non-cash items including depreciation and amortization, allowance for doubtful accounts, deferred income taxes and changes in net working capital. The largest driver of cash used in operations for the nine months ended September 30, 2021 was an $11.1 million increase in prepaid expenses primarily related to the production costs for the capitalization of content assets. For the nine months ended September 30, 2020, the largest driver of cash used in operations was the impact of the decrease in deferred revenue of $22.9 million which was primarily driven by revenue recognized related to the premium licensing arrangement with the related party, for which a material prepayment was received in August 2018.

Investing Activities

For the nine months ended September 30, 2021 and 2020, cash used in investing activities of $1.1 million and $0.6 million, respectively, consisted primarily of capitalized software and development costs and purchases of equipment.

Financing Activities

For the nine months ended September 30, 2021, the $5.0 million cash provided by financing activities represents proceeds from the 2020 Promissory Notes. For the nine months ended September 30, 2020, the $5.0 million of cash used in financing activities consisted of distributions to members.

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Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are revenue recognition, allowance for doubtful accounts, goodwill, other intangible and long-lived assets, content rights, deferred tax liabilities, and provision for income taxes.

There have been no material changes to our critical accounting policies and estimates as described in our Interim Condensed Consolidated Financial Statements.

Recent Accounting Pronouncements

See Note 2 to our Interim Condensed Consolidated Financial Statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

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